EXHIBIT 21.1

LIST OF SUBSIDIARIES

	NAME	JURISDICTION	OWNERSHIP
1.	Gaming & Entertainment Group, Inc.	Nevada	100% (Direct)

2.	G.E.T. (Holdings) Limited	Malta	100% (Through Gaming & Entertainment Group, Inc, a Nevada corporation)

3.	Gaming & Entertainment Limited	United Kingdom	100% (Through Gaming & Entertainment Group, Inc, a Nevada corporation)

4.	Gaming & Entertainment Technology Pty Limited	Australia	100% (Through Gaming & Entertainment Group, Inc, a Nevada corporation)